EXHIBIT 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of Behringer Harvard REIT I, Inc. on Form S-3 of our report dated November 28, 2007 related to the statement of revenues and certain operating expenses of the properties located at 200 South Wacker, One Financial Place and 10/120 South Riverside for the year ended December 31, 2006 (which report on the statement of revenues and certain operating expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement), appearing in the Current Report on Form 8-K filed with the SEC on November 30, 2007 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/S/ DELOITTE & TOUCHE LLP

Dallas, Texas

January 5, 2009